Exhibit 99.5

Dear Fellow Shareholders:

Ok, I have been on the job for about five months and you are likely asking, “What’s happening?” That is a fair question and one that I also ask everyday. I am pleased to report that we are regaining control of our destiny at a most opportune time when the values of gold, silver, copper and our deposits are climbing.  During this quarter we completed a equity financing, adding C$21 million to our treasury. These funds will be used to fund exploration on our 100% owned properties.

Just after the end of the third quarter, we became the 100% owner of the Los Azules copper deposit. This is big news as Los Azules is a huge copper porphyry deposit. In fact, it is one of the world’s largest undeveloped copper discoveries.  I’m excited by this development because 100% ownership of 11.2 billion lbs. of copper resource, multiplied by the current price of copper of about $3.00/lb., produces a very big number! I am certain that this asset will become a very valuable part of our company.

Earlier this year the Corporation completed a Preliminary Economic Assessment of the Los Azules copper deposit, which is available on SEDAR.  At the time, the market didn’t seem to take much interest, probably because the copper price was low and trading near the base case of $1.90/lb used in the study, the estimated capital required to develop the mine was large, $2.8 billion, the return on capital was low and our ownership was unclear. Dramatic changes have occurred since that time.  Today, we own 100%, the copper price is trading just below $3.00/lb. and as a result Los Azules is looking more interesting to a growing number of investors and copper producers. On a large tonnage deposit such as Los Azules, higher copper prices dramatically improve the economics. For example, at $1.90/lb copper Los Azules’ net present value (NPV) was calculated to be approximately $500 million with an internal rate of return (IRR) of 10%, but at today’s $3.00/lb copper the NPV increased to $4 billion with an IRR of 25%.

We are currently finalizing plans for the upcoming 2009-2010 field season at Los Azules.  Remember this is the southern hemisphere, and the seasons are reversed and it is Spring in Argentina. We have started the annual clearing of the access road to the project, and we will begin mobilizing equipment to the site during December.  Our program for this field season will be focused on adding value to the project by expanding the known resource, which is already very large, improving the confidence level of the existing resource, and gathering geotechnical, hydrological, metallurgical and other data to support the next step in the project development, which is a Preliminary Feasibility Study.

At our 49%-owned San Jose mine, the cost of producing an ounce of silver and gold during Q3 2009 declined slightly. Costs in Q4 are expected to increase due to the adverse impact on production of a labour stoppage that resulted in a loss of a significant period of production in October. As I stated last quarter, the operational management of the San Jose mine remains a big disappointment to us. We have been surprised by our partner’s huge cost overruns, long construction delays, two demands for additional capital

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infusions, and their inability to meet their own underground development and production targets.

San José is not hopeless, but it is a major challenge. While the operator, Hochschild Mining, has told us repeatedly that there will be no further capital demands, experience makes me a skeptic. San José does have a positive aspect and that is its exploration potential, which should allow it to operate for many years. Certainly the capital committed to this asset also suggests Hochschild is investing for a long-life asset.  That means a long-life asset for us too.

We are working towards a resolution of the differences with our partner so we can emerge from this situation with a positive result for you.  I believe both parties want this result sooner rather than later. Meanwhile, higher silver and gold prices are improving the value of San José.

Exploration will commence soon on our 100% owned properties located in the province of Santa Cruz, around Andean Resources’ large gold discovery, the San José mine, and on two properties to the south. The focus of our exploration here are silver and gold targets.

I believe our company has some valuable assets and it is started to move in the right direction. The considerable confusion regarding property ownership, cash calls, debt and cash flow are being resolved one by one and the company has emerged stronger and in greater control of its future. Our share price has come off the bottom and has a long way to go to make all of us happy shareholders. My goal is to see a big smile on your face when you look at the share price!

Warm Regards,

/s/ Rob McEwen

Rob McEwen

Chairman, President and CEO

and 33% Shareholder

November 16, 2009